SCHEDULE 13D

CUSIP No. 098529 30 8	Page 1 of Pages 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Bonso Electronics International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

098529 30 8
(CUSIP Number)

John Stewart Jackson IV
1955 Sherman Street
Denver, CO  80203
(303) 882-2382

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2011 (effective as of March 31, 2011)
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ❑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 098529 30 8	Page 2 of Pages 4

1	NAME OF REPORTING PERSON John Stewart Jackson IV S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER 50,000 (See Note 1)
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 700
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 50,000 (See Note 1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,700 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Note 1.  Effective March 31, 2011, John Stewart Jackson, IV sold 455,575 shares of $.003 par value (the "Common Stock"), of Bonso Electronics International Inc. (“Bonso” or the “Issuer”) in a private sale of stock to Anthony So, Bonso’s Chairman and Chief Executive Officer for gross proceeds of One Million One Hundred Thirty Eight Thousand Nine Hundred Thirty Seven Dollars and Fifty cents (USD$1,138,937.50), or $2.50 per share.   Mr. Jackson owns 50,000 options to acquire shares of common stock and 700 shares are owned by Mr. Jackson’s wife, of which he is deemed to be the beneficial owner.

Item 1. Security and Issuer

This Statement relates to the Common Stock, $.003 par value (the "Common Stock"), of Bonso. Bonso's address is Universal Industrial Centre, 23-25 Shan Mei Street, Fo Tan, Sha Tin Town, N.T., Hong Kong.

Item 2. Identity and Background

(a)  The name of the person filing this statement on Schedule 13D is John Stewart Jackson, IV.

(b)  The address of John Stewart Jackson, IV is as follows:

John Stewart Jackson, IV
1955 Sherman Street
Denver, CO  80203

(c)  John Stewart Jackson, IV is an investor in Bonso and is retired from the fire and burglar alarm industry.

(d)(e) During the last five years, John Stewart Jackson, IV has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  John Stewart Jackson, IV is a citizen of the United States of America.

Items 3 and 4.   Not Applicable.

Item 5. Interest in Securities of the Issuer

(a)
As of the date of this Statement, the Reporting Person beneficially owns 50,700 shares, or less than 1% of the Issuer’s Common Stock.   Of this amount, 700 shares of the Issuer’s Common Stock are owned by Mr. Jackson’s wife, of which he is deemed to be a beneficial owner and Mr. Jackson owns 50,000 options to acquire shares of common stock.

(b)
The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of 50,700 shares beneficially of the Issuer’s Common Stock.   Of this amount, 700 shares of the Issuer’s Common Stock are owned by Mr. Jackson’s wife, of which he is deemed to be a beneficial owner and Mr. Jackson owns 50,000 options to acquire shares of common stock.

(c)	See Note 1 above.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares reported on this Statement.

(e)	Mr. Jackson ceased to be a beneficial owner of 5% or more of Common Stock on May 19, 2011 (with an effective date of March 31, 2011).

Item 6.  Not Applicable.

Item 7.  Exhibits

99.1           Securities Purchase Agreement between Anthony So and John Stewart Jackson IV effective March 31, 2011

The Reporting Person declares that the filing of this Schedule 13D, as amended from time to time, shall not be construed as an admission by the Reporting Person that she is the beneficial owner, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, of any of the securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John Stewart Jackson IV

Dated: May 24, 2011	/s/ John Stewart Jackson IV
John Stewart Jackson IV